

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2017

Mr. Michael Feurer
Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed April 14, 2016**
> **File No. 000-14818**

Dear Mr. Feurer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products